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September 29, 2009

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attention: Scott Anderegg

Re:	WebMediaBrands Inc.
Preliminary Proxy Statement on Schedule 14A
Filed August 26, 2009
File No. 000-26393

Ladies and Gentlemen:

We write this letter on behalf of our client WebMediaBrands Inc. in response to the comments of the Staff of the Securities and Exchange Commission with respect to the above-captioned filing, as set forth in the Staff’s letter dated September 24, 2009.

We have repeated the Staff’s comments below in italics for ease of reference in reviewing the responses in this letter. All of the page number references in the comment responses below are to the revised preliminary proxy solicitation materials filed by WebMediaBrands via EDGAR concurrently with this letter.

Division of Corporation Finance

U.S. Securities and Exchange Commission

September 29, 2009

Preliminary Proxy Statement on Schedule 14A

Summary, page 1

1.	Where you discuss the Purchase Price, please quantify the amount of liabilities that will be assumed by QuinStreet.

In the Summary on page 1 and elsewhere when WebMediaBrands discusses the Purchase Price, it has quantified the estimated amount of liabilities that will be assumed by QuinStreet.

2.	Please provide additional detail under “Reasons for the Sale of the Business” and “Interests of Certain Persons in the Sale of the Business” to provide a brief discussion of the reasons you are engaging in the sale and the interests of your officers and directors, respectively.

WebMediaBrands has provided additional detail under “Reasons for the Sale of the Business” and “Interests of Certain Persons in the Sale of the Business” to provide a brief discussion of the reasons it is engaging in the sale and the interests of its officers and directors, respectively.

Proposal #1: Proposal to Sell the Business, page 17

Background of the Sale of the Business, page 17

3.	We note that your initial reason for pursuing strategic transactions was in order to raise money to pay off WebMediaBrands’ debts and for general corporate purposes. Please clarify your disclosure to indicate whether these continue to be your reasons for the sale of the business or if your reasons have since changed as your reference to “initial” would seem to imply. Also, your Use of Proceeds discussions on pages 2 and 27 state that you plan to service the loan from Alan Meckler; please revise your disclosure here to state whether the Meckler loan will be paid off or partially serviced. Also clarify if there are other debts you plan to service or pay off with the proceeds of the transaction.

Division of Corporation Finance

U.S. Securities and Exchange Commission

September 29, 2009

A new sentence at the end of the first paragraph under “Background of the Sale of the Business” on page 17 clarifies that WebmediaBrands’s stated reasons for pursuing strategic transactions continue to be its primary reasons for the sale.

Also, revised disclosure on pages 2 and 27 states that WebMediaBrands intends to repay $1,000,000 of the Meckler loan with the proceeds of the sale.

WebMediaBrands has also clarified on page 27 that there are no other debts it plans to service or pay off with the proceeds of the transaction.

4	In several locations throughout your background discussion rather than identifying the individuals that participated in certain meetings and/or discussions you refer to “the parties,” “representatives of the parties,” “WebMediaBrands” and “principle negotiators.” Please revise your disclosure so that it identifies all key people who participated in any discussion, meeting or negotiation related to the various discussions rather than the general descriptions you currently provide.

WebMediaBrands has revised its disclosure so that it identifies all key people who participated in any discussion, meeting or negotiation related to the various discussions, rather than the general descriptions it previously provided.

5.	We note your indication, at the bottom of page 17, that QuinStreet “ended conversations [with you] due to the complexity and performance of the Internet.com business.” In light of these reasons, revise to explain why they determined to resume conversations with you in April, 2009.

WebMediaBrands has revised the third paragraph on page 18 to explain why, in light of its reasons for ending conversations in June 2008, QuinStreet determined to resume conversations in April 2009.

6.	Please revise your disclosure to identify the party that entered into a non-binding letter of intent with you to acquire the Internet.com business for $40-45 million in July, 2008.

WebMediaBrands has revised its disclosure to describe the party that entered into a non-binding letter of intent with it to acquire the Internet.com business for $40-45 million in July 2008. In the first paragraph on page 18, the party is identified as “a

Division of Corporation Finance

U.S. Securities and Exchange Commission

September 29, 2009

private equity firm.” We respectfully submit that the specific identity of this party is not material to investors primarily because the party was not able to secure financing to pursue the transaction. In addition, WebMediaBrands entered into a confidentiality agreement with this party. For these reasons, we respectfully submit that the proposed description is appropriate, sufficient and customary in these circumstances.

7.	Clarify whether the “multiple parties” you have discussed a sale of assets with since August 2008 differ from the “several companies” that JEGI approached in June 2008. Please quantify the number of parties and, if the groups of parties differ, please explain how you identified the “multiple parties” if they were not approached by JEGI.

The “multiple parties” previously referred to was a subset of the “several companies” that JEGI approached in June 2008. We have revised the disclosure in the first and second paragraphs on page 18 to clarify and to quantify the number of parties. Because all of the parties in the second group were approached by JEGI, we respectfully submit there is no need to explain how they were identified.

8.	Explain why the “third party” you spoke with in March and April 2009 declined to pursue a transaction; clarify whether they made an offer and, if so, disclose the offer amount.

We have explained in the second paragraph on page 18 that this party indicated it was not prepared to move quickly or make an offer of any significant amount. It did not make an offer, so there is no offer amount to disclose.

9.	Revise your disclosure on page 18 to explain how the parties progressed from a preliminary offer of $10 million for the Internet.com business on April 30, 2009 to the $23 million contained in the non-binding letter of intent executed on May 25, 2009. As one example, disclose the offer amount made on May 6, 2009 and explain why it was rejected. Discuss the various material terms that the parties negotiated from April 30, 2009 to May 25, 2009, including the timing of the payments of the purchase price, which assets would be purchased and the working capital adjustment to the purchase price.

Division of Corporation Finance

U.S. Securities and Exchange Commission

September 29, 2009

WebMediaBrands has revised its disclosure on page 18 to explain how the parties progressed from a preliminary offer of $10 million for the Internet.com business on April 30, 2009 to the $23 million contained in the non-binding letter of intent executed on May 25, 2009, including disclosure of the offer made on May 6, 2009 and why it was rejected. The revised disclosure includes discussion of the various material terms that the parties negotiated from April 30, 2009 to May 25, 2009, including the timing of the payments of the purchase price, which assets would be purchased and the working capital adjustment to the purchase price.

10.	Disclose what was considered by the board of directors at the June 3, 2009 meeting and the “general guidelines” that were established.

The first paragraph on page 19 now discloses the material matters considered by the board of directors at the June 3, 2009 meeting. We have deleted the reference to “general guidelines” because no specific parameters were established and the reference is immaterial and potentially confusing to readers.

11.	In the fifth paragraph on page 19 and in the second paragraph on page 20 you mention negotiations over the terms of a draft of the asset purchase agreement. Please briefly elaborate upon the content of each discussion or negotiation that took place regarding the asset purchase agreement.

We have expanded these paragraphs to briefly elaborate on the material content of the discussions and negotiations that took place regarding the asset purchase agreement.

12.	In the seventh paragraph on page 19 you disclose that on July 16 you declined to sign a letter of intent. Please disclose the terms of the letter of intent and why you decided not to execute the letter. Please also explain why the due diligence investigation and the latest Internet.com business outlook triggered the need for revised terms.

We have revised this paragraph to disclose the terms of the letter of intent and why WebMediaBrands decided not to execute the letter, as well as to explain why the due diligence investigation and the latest Internet.com business outlook triggered QuinStreet’s request for revised terms.

Division of Corporation Finance

U.S. Securities and Exchange Commission

September 29, 2009

13.	We note your reference to business advisors in the eighth paragraph on page 20. This appears to be the first reference to business advisors. Please identify your business advisors.

We have deleted the reference, as no business advisors were involved in these discussions or negotiations.

Reasons for the Sale of the Business, page 21

14.	We note your discussion of the factors and benefits considered by the board in deciding to sell the business. Please elaborate and clarify your disclosure to clearly state why you are seeking to sell the business. We note that in your Background of Sale of the Business discussion you disclose that you sought to sell assets to pay down debt and later in Moelis’ opinion it notes that that the Internet.com business has been experiencing declining revenues since 2006. If these were also factors in the board’s consideration, your disclosure should clearly state as much. In this regard, we note references to the “future prospects of WebMediaBrands” and the “potential uses of net cash proceeds” in the third factor.

WebMediaBrands has elaborated and clarified its disclosure on pages 17 and 21 to clearly state why it is seeking to sell the business, including clearly stating that the declining revenues and the intention to pay down debt were factors in the decision.

15.	In the first factor you mention the possible alternatives to the transaction. In an appropriate place in your proxy statement, please elaborate upon all the possible alternatives that were considered by management and/or the board.

WebMediaBrands has added a new second paragraph under the heading “Background of the Sale of the Business” on page 17 elaborating upon all the possible alternatives that were considered by management and/or the board.

Division of Corporation Finance

U.S. Securities and Exchange Commission

September 29, 2009

16.	In the second factor, you mention the discussion with multiple parties to determine their potential interest which you state “did not lead to any proposals more favorable to WebMediaBrands.” Please explain why you do not consider the initial offer made in July, 2008 of $40-45 million to be more favorable.

As disclosed on page 18, the private equity firm that made the initial offer in July 2008 of $40-45 million conditioned that offer on further diligence and then terminated discussions because it was unable to secure financing for the offer. Please note that the firm simply withdrew, as opposed to indicating a willingness or ability to make an offer at some lower amount. WebMediaBrands respectfully submits that it cannot consider a non-binding offer subject to conditions and then withdrawn for lack of financing to be more favorable than QuinStreet’s binding definitive agreement. We have added the word “firm” to the disclosure regarding the lack of more favorable proposals to help clarify this point.

17.	Tell us what consideration the board gave to excluding Mr. Meckler from the deliberations of the board in approving the transaction, in light of the fact that one of your stated use of proceeds is to pay down the debt you owe to him. If the board believed that this conflict did not compromise his ability to continue to participate in discussions relating to the transaction, please state the basis for your belief.

Mr. Meckler advised the other directors of the possibility of using proceeds to pay down the debt WebMediaBrands owes to him, and gave them the opportunity to deliberate outside his presence, and the transaction was approved by the affirmative votes of a majority (in this case, all) of the disinterested directors, as contemplated by Delaware General Corporation Law Section 144(a)(1) if this did present a conflict. In fact, the board believed that this did not compromise Mr. Meckler’s ability to continue to participate in discussions relating to the transaction in part because of the limited repayment being made (approximately 14.3% of the debt and 5.5% of the purchase price) and the fact that the payment is simply repayment of a valid debt the company owes, as opposed to an additional new expense to the company.

We have added a new first bullet point on page 22 to disclose this.

Division of Corporation Finance

U.S. Securities and Exchange Commission

September 29, 2009

Opinion of WebMediaBrand’s Financial Advisor, page 22

18.	We note your disclosure, “The summary of the opinion below is qualified in its entirety by reference to the full text of the opinion.” As you are responsible for the accuracy of the information in the filing, this type of qualification is inappropriate. Please revise accordingly and indicate whether Moelis has consented to the inclusion of the opinion and summary you provide here.

The qualification has been deleted. In addition, please be advised that Moelis has consented to the inclusion of the opinion and summary.

19.	We note that on page 23 you appear to disclose that Moelis used financial forecasts or projections provided by management. Specifically, you state “Moelis has assumed, with the board of directors’ consent, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of WebMediaBrands as to the future performance of the Internet.com business and that such future financial results will be achieved at the times and in the amounts projected by management.” We also note your disclosure that management did not prepare projections beyond 2009. Please reconcile your disclosures and if future performance projections by management were provided to Moelis, please provide a discussion of those projections.

We have clarified in the second bullet point on page 23 and in the paragraph following the bullets that the projections only covered 2009.

Interests of Certain Persons in the Sale of the Business, page 28

20.	We note that you plan to use the proceeds from the sale to “service” Mr. Meckler’s loan to you. If you plan to substantially pay down or completely pay off this loan please revise your disclosure, here and elsewhere in the proxy statement, to reflect this.

As noted above in our response to comment #3, WebMediaBrands intends to use proceeds of the transaction to repay $1 million of the loan from Mr. Meckler. We have revised the proxy materials to reflect this fact.

Division of Corporation Finance

U.S. Securities and Exchange Commission

September 29, 2009

21.	We also note that Mr. Meckler must release his security interest on the Internet.com business as a condition to closing. If you are planning to provide Mr. Meckler with substitute or additional security interest in your remaining businesses please disclose this.

As clarified in the third paragraph under the heading “Interests of Certain Parties in the Sale of the Business,” Mr. Meckler has a security interest in all of the assets of WebMediaBrands. Therefore, there is no substitute or additional security interests we can or plan to provide him upon release of his security interest on the Internet.com business.

Terms of the Asset Purchase Agreement, page 29

22.	We note your disclosure, “The summary of the Asset Purchase Agreement is qualified in its entirety by the asset purchase agreement, a copy of which is attached to this proxy statement as Annex A and which we incorporate into this proxy statement by reference” and “[t]he description of the asset purchase agreement in this proxy statement…is not intended to provide any other factual information about us or QuinStreet.” As you are responsible for the accuracy of the information in the filing, these types of qualifications are inappropriate. Please revise accordingly.

We have revised the disclosure in the first paragraph under the heading “Terms of the Asset Purchase Agreement” to remove the qualification but indicate to readers that they should carefully read the whole agreement because the summary might not contain all information important to them. In addition, we have deleted the second paragraph under that heading from the prior filing.

Representations and Warranties, page 31

23.	We further note your disclosure that the “information concerning the subject matter of the representations and warranties contained in the asset purchase agreement might have changed since the date of the asset purchase agreement.” Please be advised that, notwithstanding the inclusion of this disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in your proxy not misleading. Please confirm your understanding in this regard.

Division of Corporation Finance

U.S. Securities and Exchange Commission

September 29, 2009

On behalf of WebMediaBrands, we hereby confirm that it understands that it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in its proxy solicitation materials not misleading.

Terms of the Support Agreements, page 41

24.	Please identify the four entities with which Mr. Meckler is associated and the amount of common stock they own. With a view to understanding exactly whom you have entered into lock-up agreements, please explain how Mr. Meckler is “associated” with these entities.

We have added a table on page 42 to specifically identify the four entities with which Mr. Meckler is associated and the amount of common stock they own, as well as to explain how Mr. Meckler is associated with these entities.

Security Ownership of Certain Beneficial Owners page 63

25.	Disclose, by footnote or otherwise, the natural person(s) who control Burgundy Asset Management Ltd., Federated Investors, Inc. and Royce & Associates, LLC. If any of these entities are a public entity, majority-owned subsidiary of a public entity or registered investment companies, please disclose this by way of footnote. Refer to Question 140.02 and Interpretive Response 240.04 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

We have disclosed, in the footnotes to the table, the natural person(s) who control the holders of 5% or more of WebMediaBrands’s common stock, to the extent known. In addition, to the extent known we have disclosed in the footnotes which is a public entity, majority-owned subsidiary of a public entity or a registered investment company.

Division of Corporation Finance

U.S. Securities and Exchange Commission

September 29, 2009

*        *        *        *        *         *        *        *        *        *         *

On behalf of WebMediaBrands, we respectfully submit that the foregoing is appropriately responsive to the comment of the Staff. In addition, please see the requested Tandy representations from WebMediaBrands attached hereto.

If the Staff has any further comments, please direct them to the undersigned at your earliest convenience. Thank you.

Sincerely,

/s/ Donald R. Reynolds
Donald R. Reynolds

cc:	Alan M. Meckler
Mitchell Eisenberg, Esq.

September 29, 2009

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attention: Scott Anderegg

Re:	WebMediaBrands Inc.
Preliminary Proxy Statement on Schedule 14A
Filed August 16, 2009
File No. 000-26393

Ladies and Gentlemen:

In connection with responding to comments of the Staff of the Securities and Exchange Commission with respect of the above-captioned filing as set forth in your letter of September 24, 2009, WebMediaBrands hereby acknowledges that:

•	WebMediaBrands is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	WebMediaBrands may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

WEBMEDIABRANDS INC.

By:	/S/ ALAN M. MECKLER
Alan M. Meckler
Chief Executive Officer